United States securities and exchange commission logo





                              April 26, 2023

       Scott Behrens
       Chief Financial Officer
       ACI Worldwide, Inc.
       2811 Ponce de Leon Blvd, PH1
       Coral Gables, FL 33134

                                                        Re: ACI Worldwide, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 000-25346

       Dear Scott Behrens:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Liquidity and Capital Resources, page 35

   1. We note that your discussion and analysis of the $77.1 million operating cash flow decline in 2022 is comprised
entirely of the statement "due to the timing of working capital," and we see that you had
provided the same explanation for the $94.4 million operating cash flow decline in 2021,
in the prior year annual report.

                                                        Given the extent of
your operating cash flow declines and the exhibited trend, we believe that you would need to
provide more informative disclosure, in both qualitative and quantitative terms, of
material changes, including offsetting changes, in the underling accounts to comply with
Item 303(a) and (b) of Regulation S-K.

                                                        For example, provide
(i) descriptions of the timing events or circumstances, (ii)
                                                        specifications of the
working capital accounts involved, (iii) explanations of how, and the extent to which, the
associated changes have impacted cash flows, (iv) the reasons for
 Scott Behrens
ACI Worldwide, Inc.
April 26, 2023
Page 2
         changes from the timing circumstances that generally prevail or that had prevailed in the comparative periods, and (v) an assessment of the effects on your liquidity.

         Given your disclosure on page 19, stating that you "have revenue-generating transactions concentrated in the final weeks of a quarter," also clarify the extent to which such transactions have occurred and resulted in elevated receivable balances at the end of each period, and describe any material variations in the time required for collections.

         Please ensure that you have identified all material events, transactions, or uncertainties that are associated with changes in the working capital accounts and operating cash flows, and provided such additional information as necessary to address the indicative value of your reported financial information; i.e. clarify whether you expect to report similar declines in operating cash flows in subsequent periods.

         Please refer to Section III.B.3 and 4, and Section IV.B.1 of the Commission Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations (SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on the discussion and analysis that should be provided to address the concerns referenced above and submit the revisions that you propose to address the disclosures requirements.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gus Rodriguez, Saff Accountant at (202) 551-3752 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameScott Behrens                               Sincerely,
Comapany NameACI Worldwide, Inc.
                                                              Division of
Corporation Finance
April 26, 2023 Page 2                                         Office of Energy
& Transportation
FirstName LastName